Energizer Tennis Inc.
Suite 3, 219 Bow Road
Docklands, London E3 2SJ, United Kingdom

October 3, 2012

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:           Loan Lauren P. Nguyen

Re:             Energizer Tennis Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 14, 2012
File No. 333-182199

Dear Ms. Nguyen:

On behalf of Energizer Tennis Inc., a Nevada corporation (the “Company”), and in response to your letter dated September 28, 2012, regarding the Company’s Amendment No. 3 to its Registration Statement on Form S-1 (“Form S-1”) filed September 14, 2012 with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 4 to Form S-1 (“Amendment No. 4”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Description of Business, page 18

1.
We note your response to prior comment 2. Please revise the first bullet point on page 20 to briefly describe the basis for your belief that five percent of the visitors to www.tenniseurope.com will be attracted to your website.

Response:  The Company has revised its disclosure to specify that it intends to increase website traffic in order to increase exposure to its products and services and that if the company is able to generate significant traffic to its website, then it intends to offer advertising space on its website. The Company has removed references to the belief that five percent of the visitors to www.tenniseurope.org will be attracted to its website because the Company does not know if the advertising campaign can generate such amount of traffic.

Certain Relationships and Related Transactions, page 25

2.
Please disclose the advances totaling $2,400 made by your shareholders and provide the information called for by Item 404(a) of Regulation S-K. We note in this regard your disclosure in Note 9 to the financial statements for the period ending July 31, 2012. Refer to Item 404(d) of Regulation S-K. If there are any written agreements pertaining to the loan advancements, please me the agreements with your registration statement.

Response:  The Company has revised its disclosure to disclose the advances totaling $2,400 made by its shareholders and provide the information called for by Item 404(a) of Regulation S-K. There is no written agreement pertaining to the loan advancements.

Balance Sheet, page 30

3.	Please revise to move the word ''unaudited'' from the top of the page to directly under the “As of July 31, 2012” column as the “As of April 30, 2012” column is audited.

Response:  The Company has revised its disclosure to move the word ''unaudited'' from the top of the page to directly under the “As of July 31, 2012” column.

Hopefully, this enclosed response letter and Amendment No. 4 adequately address the issues raised in your comment letter dated September 28, 2012.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned or our legal counsel at (949) 706-1470.  Thank you.

Sincerely,

Energizer Tennis Inc.

/s/Alexander Farquharson
Alexander Farquharson
President and Chief Executive Officer